# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAXCYTE, INC., CIK 0001287098
CUSIP: 57777K106
Title of class of securities: Equity
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001486180
Persons authorized to receive notices and communications: Nusayhah Ghaboos, 30 Coleman Street, London, United Kingdom (X0), EC2R 5AL, 0203 908 8791

## Reporting persons
- RIVER GLOBAL INVESTORS LLP (CIK 0001486180): type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 834,100; shared voting power 0; sole dispositive power 834,100; shared dispositive power 0; aggregate amount beneficially owned 834,100 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Equity
Name of issuer: MAXCYTE, INC.
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: River Global Investors LLP
Residence or business address: 30 Coleman Street, London, EC2R 5AL, United Kingdom
Present principal occupation or employment:
Investment Firm
30 Coleman Street, London, EC2R 5AL, United Kingdom
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.
As per the Announcement on 24 June 2026 (RNS Number: 4421J), the FCA has approved the change in control and proposed acquisition of River Global Holdings Limited. Subsequently, as of close of business on 31 July 2026, Liontrust Investment Partners (LIP) LLP assumed responsibility for the River Global Investors (RGI) LLP ICVC and ICAV funds. The relevant voting rights (approx 4.3%) attached to those holdings have therefore transferred from RGI LLP to LIP LLP. The remaining voting rights (approx 0.8%) continue to be held by RGI LLP and will be transferred at a later stage.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
834,100.00
0.7786%
Number of shares as to which each person has sole or shared power to vote or dispose: 834,100.00 shares
Transactions in the class effected during the past sixty days:
As of Date B/S Amount Price
05/20/2026 BUY 14000 1.0443
06/16/2026 SELL 22320 1.13
07/23/2026 SELL 100000 1.1022
07/24/2026 SELL 100000 1.0873
07/27/2026 BUY 19780 1.0738
07/27/2026 SELL 275200 1.0397
07/28/2026 SELL 85400 0.9879
07/28/2026 SELL 239400 0.9978
07/29/2026 SELL 5547 1.015
07/29/2026 SELL 269453 1.0201
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 07/31/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- RIVER GLOBAL INVESTORS LLP: Nusayhah Ghaboos, Regulatory Oversight Manager (08/04/2026)